(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

January 22, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Commonwealth Trust II (the trust): Fidelity Strategic Advisers Value Fund (the fund) File No. 811-21990

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14c-5(a) of Regulation 14C under the Securities Exchange Act of 1934 is a preliminary copy of the Information Statement to be sent to the fund's shareholders of record as of January 26, 2010. Pursuant to Rule 14a-3(b), the required informational copy of the fund's Annual Report for the fiscal period ended May 31, 2009 has been previously furnished to the commission.

The information contained in this Information Statement relates to the Trustees' appointment of new sub-advisers, Brandywine Global Investment Management, LLC and LSV Asset Management.

The fund's initial shareholder approved a proposal permitting Strategic Advisers to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements, subject to conditions of an exemptive order that has been granted by the SEC (Exemptive Order). One of the conditions of the Exemptive Order requires the Board of Trustees to approve any such agreement. Subject to the ultimate responsibility of the Board of Trustees, Strategic Advisers has the responsibility to oversee the fund's sub-advisers and recommend their hiring, termination, and replacement.

The exemptive relief exempts Strategic Advisers and the trust from the applicable requirements of Section 15(a) of the Investment Company Act of 1940 (the 1940 Act) and allows the trust's Board of Trustees, subject to certain conditions, to appoint a new unaffiliated sub-adviser and approve a New Agreement on behalf of the fund without a shareholder vote.

We anticipate mailing a definitive Information Statement to shareholders on or about February 17, 2010, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than February 1, 2010. Please advise the undersigned as soon as possible if any delays are anticipated.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\	Sincerely,

/s/ Colin J. McDevitt
Colin J. McDevitt
Legal Product Group